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UNITED STATES	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response …. 14.5
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

BLACKSTONE LAKE MINERALS INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

09254U 107
(CUSIP Number)

INVENTA HOLDING GMBH
Friedrich-List-Allee 10
41844 Wegberg-Wildenrath, Germany
Tel: 49 (0) 24 32 / 89 3626
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 09254U 107

1.	Names of Reporting Person:	Inventa Holding GmbH
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[ ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: GERMANY

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	0 shares of common stock

8.	Shared Voting Power:	Not Applicable

9.	Sole Dispositive Power:	0 shares of common stock

10.	Shared Dispositive Power:	Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 09254U 107

This is Amendment No. 1 to the Schedule 13D filed by Inventa Holding GmbH (the “Reporting Person”) on May 4, 2006 (the “Original Report”). Capitalized terms used and not otherwise defined in this Amendment shall have the meaning assigned to them in the Original Report. Except as otherwise provided herein, there are no changes to the Original Report.

ITEM 1. SECURITY AND ISSUER.

Item 1 of the Original Report is amended and restated to read in its entirety as follows:

The class of equity securities to which this Schedule 13D Statement relates is shares of common stock, par value $0.001 per share (the “Shares”), of Blackstone Lake Minerals Inc. (formerly Skyflyer Inc., formerly Triton Resources, Inc.), a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at #205 - 1480 Gulf Road, Point Roberts, WA 98281.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Original Report is amended and restated to read in its entirety as follows:

(a)	Aggregate Beneficial Ownership:

As of October 1, 2008, the Reporting Person does not beneficially own any securities of the Issuer:

(b)	Power to Vote and Dispose of the Issuer Shares:

As of October 1, 2008, the Reporting Person does not have sole or shared power to vote, direct the vote, dispose, or direct the disposition, of any securities of the Issuer.

(c)	Transactions Effected During the Past 60 Days:

On April 2, 2008, the Reporting Person surrendered 33,000,000 shares of the Issuer’s common stock to the Issuer in exchange for all of the outstanding shares of Skyflyer Technology GmbH.

On September 29, 2008, the Reporting Person transferred 39,000,000 shares of the Issuer’s common stock to John Boschert for nominal consideration having no definable value.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

September 29, 2008.

CUSIP No. 09254U 107

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Original Report is amended and restated to read in its entirety as follows:

1.	Share Exchange Agreement dated March 31, 2008 between Blackstone Lake Minerals Inc., Inventa Holding GmbH and Skyflyer Technology GmbH.

2.	Share Transfer Agreement between Inventa Holding GmbH and John Boschert.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

INVENTA HOLDING GMBH

Dated: October 6, 2008	/s/ Dieter Wagels
Per: Dieter Wagels, Managing Director